EXHIBIT 20.1

222 LAKEVIEW AVENUE, SUITE 1500, WEST PALM BEACH, FL 33401

NEWS RELEASE

TODHUNTER INTERNATIONAL, INC., ANNOUNCES FINANCIAL RESULTS

FOR FISCAL 2004 THIRD QUARTER AND NINE MONTHS ENDED

JUNE 30, 2004

WEST PALM BEACH, FLORIDA—August 13, 2004—Todhunter International, Inc. (AMEX: THT), producer and distributor of the Cruzan line of rums from the Virgin Islands and a leading distiller of rum, brandy, and importer and marketer of premium branded spirits, today reported financial results for its third quarter and nine months ended June 30, 2004.

Net sales for 2004’s nine-month period were $69,966,854, an increase of 6.2% over $65,876,955 in the same period last year. Gross profit was $22,355,505, an increase of 4.2% over $21,453,113 in the same period last year.  Nine-month period net income was $1,745,308, or $0.30 per diluted share, compared to $1,828,042, or $0.32 per diluted share, one year ago.  During the prior fiscal year’s first and third quarter’s, the Company incurred one-time charges of approximately $1,078,000, net of income taxes, relating to the retirement of the Company’s former Chief Executive Officer and Chief Financial Officer.  After adding back these charges, earnings per diluted share were $0.52 in the nine-month period ended June 30, 2003.

Net sales for fiscal 2004’s third quarter were $25,485,359, an increase of 10.4% over $23,087,731 in the same period last year. Gross profit was $7,375,664, a decrease of 8.5% from $8,064,736 in the same period last year.  Third-quarter net loss was $224,506, or $0.04 per diluted share, compared with net income of $1,892,432, or $0.34 per diluted share, one year ago.

Commenting on the results, Jay S. Maltby, Chairman and Chief Executive Officer said, “While our operating and net income was adversely affected by decreased sales in our bottling operations and increased marketing expenses related to the Cruzan brand, our premium brands business continues its strong sales and volume growth, with net sales increasing by 49.8 percent for the quarter and 38.4 percent for the nine-month period.  We are very excited about the recent strong growth of the Cruzan brand in the face of increasing competition in the flavored rum category.  Our strong results validate our brand promotion strategy and are an indication of the increasing acceptance of the Cruzan brand in the trade and by consumers. The current heavy investment spending in the Cruzan brand lays the foundation for substantial earnings in future years.  Sales in our bottling operations, however, continued to decline as a result of a contraction in the ready-to-drink product category, for which we are a major contract bottler.  Responding to this decline, in July 2004 we completed the consolidation of our bottling operations to reduce overhead.  However, bottling operations volume has not met even our reduced expectations for this year, which has caused a continuing loss in this segment.  We are placing a renewed emphasis on the sales effort in this segment, seeking other contract bottling opportunities.  Additional sales, coupled with savings to be realized from the consolidation, should reverse this loss trend in future quarters.”  The Chairman also noted, “Our core bulk alcohol, vinegar and cooking wine businesses are stable and providing good cash flow to support our investment spending on Cruzan.”

Todhunter International, Inc., is a major supplier of rum, brandy and wine to the beverage alcohol industry. The Company also produces ultra-premium single-barrel aged rums and tropical rums, vinegar and other alcohol-related products.

Statements contained in this press release, other than historical facts, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Todhunter intends that such forward-looking statements shall be subject to the safe harbors created thereby. These statements involve various risks and uncertainties, including without limitation those contained in the section entitled “Forward-Looking Statements” in Todhunter’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003. As a result, future results may differ materially from the expected results represented by the forward-looking statements contained in this press release.

Contact:       Ezra Shashoua, Executive Vice President and Chief Financial Officer

William J. Viggiano, Controller

(561) 655-8977

—Financial Results Follow—

TODHUNTER  INTERNATIONAL, INC.

Statements of Income

Periods ended	Three Months		Statement of Income as a % of Net Sales
June 30,	2004	2003	2004	2003

Net sales	$25,485,359	$23,087,731	100.0%	100.0%
Cost of sales	18,109,695	15,022,995	71.1%	65.1%

Gross profit	7,375,664	8,064,736	28.9%	34.9%
Selling, general and administrative	8,889,050	6,305,257	34.9%	27.3%

Operating income (loss)	(1,513,386)	1,759,479	-5.9%	7.6%
Interest expense	(551,933)	(985,150)	-2.2%	-4.3%
Other income, net	260,644	398,946	1.0%	1.7%

Income (loss) before income taxes	(1,804,675)	1,173,275	-7.1%	5.1%
Income tax benefit	1,580,169	719,157	6.2%	3.1%

Net income (loss)	$(224,506)	$1,892,432	-0.9%	8.2%

Earnings (loss) per common share:
Basic	($0.04)	$0.34
Diluted	($0.04)	$0.34

Common shares and equivalents outstanding
Basic	5,647,782	5,574,322
Diluted	5,647,782	5,647,923
Shares outstanding at end of period	6,338,519	5,576,234

TODHUNTER  INTERNATIONAL, INC.

Statements of Income

Periods ended	Nine Months		Statement of Income as a % of Net Sales
June 30,	2004	2003	2004	2003

Net sales	$69,966,854	$65,876,955	100.0%	100.0%
Cost of sales	47,611,349	44,423,842	68.0%	67.4%

Gross profit	22,355,505	21,453,113	32.0%	32.6%
Selling, general and administrative	21,593,343	17,392,479	30.9%	26.4%

Operating income	762,162	4,060,634	1.1%	6.2%
Interest expense	(1,958,351)	(2,583,583)	-2.8%	-3.9%
Other income (expense), net	1,264,069	(467,550)	1.8%	-0.7%

Income before income taxes	67,880	1,009,501	0.1%	1.5%
Income tax benefit	1,677,428	818,541	2.4%	1.2%

Net income	$1,745,308	$1,828,042	2.5%	2.8%

Earnings per common share:
Basic	$0.31	$0.33
Diluted	$0.30	$0.32

Common shares and equivalents outstanding
Basic	5,620,427	5,572,608
Diluted	5,737,336	5,639,825

Shares outstanding at end of period	6,338,519	5,576,234

TODHUNTER  INTERNATIONAL, INC.

Condensed Consolidated Balance Sheets

			Balance Sheet as a % of Total Assets
	June 30, 2004	September 30, 2003	June 30, 2004	September 30, 2003

ASSETS
CURRENT ASSETS
Cash and short-term investments	$2,364,128	$16,737,621	1.8%	12.0%
Receivables	17,673,859	18,746,413	13.8%	13.5%
Inventories	31,651,439	28,664,895	24.7%	20.6%
Other current assets	7,512,970	6,767,759	5.9%	4.9%
Total current assets	59,202,396	70,916,688	46.3%	50.9%

PROPERTY AND EQUIPMENT, net	39,811,503	40,056,612	31.1%	28.8%
OTHER ASSETS	28,975,544	28,325,773	22.6%	20.3%
Total assets	$127,989,443	$139,299,073	100.0%	100.0%

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$4,000,000	$4,000,000	3.1%	2.9%
Accounts payable	8,145,365	6,288,431	6.4%	4.5%
Other accrued expenses	1,480,743	3,837,745	1.2%	2.8%
Total current liabilities	13,626,108	14,126,176	10.6%	10.1%

LONG-TERM DEBT, less current maturities	25,463,312	47,315,617	19.9%	34.0%

DEFERRED INCOME TAXES	5,334,500	5,243,000	4.2%	3.8%

OTHER LIABILITIES	1,069,697	2,002,761	0.8%	1.4%

STOCKHOLDERS’ EQUITY	82,495,826	70,611,519	64.5%	50.7%
Total liabilities and stockholders’ equity	$127,989,443	$139,299,073	100.0%	100.0%